FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
Important Information
This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on April 12, 2007 containing a preliminary proxy statement and other documents filed by Vulcan Materials Company and Florida Rock Industries, Inc. An amendment to the registration statement on Form S-4 was filed with the SEC on June 12, 2007. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 11, 2007, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

VMC - Q1 2007 Vulcan Materials Earnings Conference Call

Event Date/Time: May. 01. 2007 / 10:00AM CT

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

CORPORATE PARTICIPANTS
Don James
Vulcan Materials — Chairman & CEO
Dan Sansone
Vulcan Materials — SVP, CFO
CONFERENCE CALL PARTICIPANTS
David MacGregor
Longbow Research — Analyst
Louis Sarkes
Chesapeake Partners — Analyst
Jack Kelly
Goldman Sachs — Analyst
Clyde Lewis
Citigroup — Analyst
John Fox
Fenimore Asset Mgmt, Inc. — Analyst
Michael Lucas
Appaloosa Management — Analyst
Barry Vogel
Barry Vogel & Associates — Analyst
Tom Brinkmann
Davenport & Company — Analyst
Jack Kasprzak
BB&T Capital Markets — Analyst
Michael Lewis
JL Advisors — Analyst
Mike Peasley
Priority Capital — Analyst
Alan Mitrani
Sylvan Lake Asset Management — Analyst
PRESENTATION
Operator
  Good day, ladies and gentlemen, and welcome to the Vulcan Materials first quarter 2007 earnings conference call. My name is Annie, and I’ll be your coordinator for today. At this time, all participants are in listen-only mode. We will be conducting a question and answer session toward the end of this conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Don James, Chairman and CEO. Please proceed, sir.
  Don James - Vulcan Materials — Chairman & CEO
  Good morning. Thank you for joining this conference call to discuss our first quarter results and outlook for the remainder of the year. I’m Don James, Chairman and Chief Executive Officer of Vulcan Materials. We appreciate your interest in Vulcan and we hope our remarks and our dialogue will be helpful to you. Replay of this conference call will be available later today at our website. Joining me today are Dan Sansone, our Senior Vice President and Chief Financial Officer; and Mac Badgett, Senior Vice President, Construction Materials. Before I begin, let me

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

remind you that certain matters discussed in this conference call contain forward-looking statements, which are subject to risk and uncertainties that could cause actual results to differ materially from those projected. Descriptions of these risks and uncertainties are detailed in the company’s SEC reports, including our most recent report on Form 10-K. Forward-looking statements speak only as of the date hereof and the company assumes no obligation to update such statements.
In late January, when we reported our 2006 results, we believe that our business was very well positioned to achieve strong earnings growth in 2007, and our view has not changed. The use of aggregates in a broad range of construction end uses and the growing recognition of the underlying economic value of aggregates reserves are positive factors for our strong and consistent earnings growth. The pricing environment for aggregates remains favorable, with demands for aggregates supported by growth and infrastructure and private nonresidential construction, even in the face of lower demand from single family housing. We are pleased with our first quarter operating results and the year-over-year growth in our earnings. First quarter 2007 earnings per share increased 34% from the prior year to a record $0.91 per diluted share, and operating earnings were $137 million, a 39% increase from the prior year’s level. In the first quarter, net sales decreased 2% from the prior year’s level. By contrast, gross profit increased 4%. Gross profit as a percent of sales increased from 25.5% in the prior year’s first quarter to 26.5% this year.
Double-digit price increases in all three key products more than offset the earnings effect of lower sales volumes. Softening in single-family residential construction and significantly less favorable first quarter weather were the primary drivers for lower volumes in the quarter. The average price for aggregates, excluding freight to remote distribution sites, increased 16% from last year’s first quarter. Aggregate shipments in the first quarter decreased 14% from last year’s record first quarter levels, when shipments surged 13%. This year’s first quarter aggregate shipments were more in line with normal patterns than were last year’s abnormally high first quarter shipments.
After practically three years of rising diesel fuel cost, we experienced some relief beginning in the fourth quarter of 2006. This moderation in unit costs for diesel fuel continued in the first quarter, as unit costs approximated last year’s first quarter. First quarter asphalt sales increased 14% from the prior year, and earnings increased sharply as a result of higher sales prices. Asphalt pricing increased 26% from the prior year’s first quarter, more than offsetting a 10% decrease in sales volumes, a 7% increase in unit costs for liquid asphalt and higher transfer pricing, or internally supplied aggregates. Concrete sales decreased $17 million from the prior year’s first quarter and earnings decreased as higher pricing was more than offset by sharply lower volumes, as well as higher costs for cement and for aggregate supplied internally from our quarries. Concrete pricing increased 10%, demonstrating resiliency despite weaker single-family housing construction in Southern California and Arizona. Higher earnings in asphalt, aggregates and aggregates-related transportation more than offset the lower concrete earnings.
In recent years, we have generated a significant value for our shareholders through the planned development and sale of reclaimed and surplus real estate, and we are continuing this process. As we have previously announced, in January of this year, we sold California real estate in the quarter for a pretax gain of $44 million. Selling, administrative and general expenses for the first quarter increased approximately $9 million from the prior year. This increase is due mostly to higher employee-related costs, including incentive costs related to the sale of California real estate, and expenses associated with certain corporate initiatives, including improving business processes, as well as the pending acquisition of Florida Rock.
Other income decreased $11 million from the prior year’s first quarter due primarily to the carrying value of the ECU earn-out. Other income in the current year’s first quarter includes a gain of $700,000 compared to a gain of $12.2 million in the prior year in the carrying value of the ECU earn-out. As you may recall, the terms of the ECU earn-out agreement from the sale of our chemicals business provided for a maximum payment of $150 million. Through March 31, 2007, we have recognized approximately $149 million of this earn-out in our financial statements. We anticipate the additional $1 million gain will be booked in the future. Thus far, we have received cash payments of $128 million. We believe it is likely the remaining $22 million under the contract will be received in the third quarter of 2007. In March, the company received $8.4 million in cash from the 5CP earn-out agreement with a purchaser of our former chemicals business. The cash receipt had no effect on earnings in the current quarter. This earn-out is to be paid annually in the first quarter, subject to certain conditions, through 2013. To date, we have received $12.3 million cash referable to the 5CP earn-out. As of March 31, 2007, we have a $21 million receivable referable to the 5CP earn-out. Over the next six years, we expect to receive approximately $9 million annually. Based on our current projections, we expect to recognize after-tax earnings and discontinued operations from this earn-out beginning in 2010.
Putting our significant cash flows to work to enhance our business and increase shareholder value remains a constant priority for us. Our coast to coast footprint provides us a platform for sustainable earnings growth, and we continue to move aggressively to capitalize on the opportunities presented by continued economic growth and depletion of aggregate reserves in a number of key fast-growing markets. In February, we announced the acquisition of Florida Rock Industries, which for us is a logical fit, both from a business perspective and from a cultural perspective and aligns perfectly with our long-term strategic objectives. We look forward to the prospects of combining our companies later this year, achieving synergies and being well positioned to benefit from recovery in the Florida market. Also during the first quarter, the company acquired quarries in Illinois and North Carolina.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

We reinvested approximately $123 million in our businesses in the first quarter of 2007. Much of the increase in spending over the prior year’s levels was for high return projects to lower operating costs for the acquisition of new reserves and for additional production and distribution assets in key markets. In February, we increased our dividend to shareholders 24%. This marks the 15th consecutive year that we have increased the dividend.
As we look ahead to the remainder of 2007, we remain confident in our ability to continue strong earnings growth. Pricing momentum we achieved in 2005 and 2006 is continuing in 2007. We now expect aggregates pricing to improve 10 to 12% versus 2006. Overall, we expect 2000 (sic) earnings from continuing operations of $5.51 to $5.91 per diluted share, consistent with the full year guidance provided at the end of the fourth quarter. This guidance assumes approximately 98 million diluted shares outstanding. The earnings contribution from higher aggregates pricing should more than offset the earnings effect of a potential decrease in aggregate shipments resulting from weakness in residential construction. For the full year, we expect aggregate shipments to be flat to down 2% from the prior year’s level, and overall demand for aggregates in our markets to be supported by public infrastructure and private nonresidential construction, even in the face of lower demand from single-family housing. Even though the residential construction slow-down in the U.S. continued in the first quarter of 2007 and contributed to lower aggregate shipments for the quarter, residential construction has the potential, we believe, to stabilize in the second half of 2007 in many of our markets. Mortgage interest rates are still at relatively low historical levels, and household formations are increasing in many of our higher growth markets.
We believe most categories of private nonresidential construction will continue to improve in 2007. This construction end market includes a wide variety of project types and generally is more aggregates-intensive than single-family residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs, including growth in energy-related projects primarily in the Gulf Coast, and demographic trends help drive overall demand for nonresidential construction. Our geographic footprint positions us well in the regions expected to show the most growth in 2007. Aggregates demand from highway construction and Vulcan-served markets should increase in 2007, primarily as a result of higher federal and state spending levels, and moderating liquid asphalt cost. The recent trend in falling liquid asphalt and diesel cost should bring highway bids back in line with project budgets in the future, and increase highway construction activity in markets where projects have been deferred. It is worth noting that over 70% of our aggregate shipments go to the more aggregate-intensive public construction and private nonresidential construction end markets, and we are well positioned to benefit from growth in demand in each of these end markets.
Those of you who have been following Vulcan, you know that California’s our largest state in terms of revenue, and we are very optimistic about the future for infrastructure spending in that state. But before I touch on California, let me provide you with some brief comments on two other important states to Vulcan, Virginia and Georgia. In Georgia, highway construction activity in our markets continues to strengthen, and offset some of the softness in single-family residential construction. Highway awards for the trailing 12 months ending March 2007 are up 60% over the prior 12 months, ending in March 2006. In April, the Virginia House and Senate overwhelmingly approved Governor Kaine’s amended Transportation Funding Bill, paving the way for the first funding reform in that state in many years. This legislation would increase transportation funding approximately $1 billion annually over each of the next 5 to 6 years. Revenue would include new state, regional and local sources, redirected general funds, and $3 billion in transportation bonds. We strongly support Governor Kaine’s program and the legislature’s leadership in addressing transportation and infrastructure needs in Virginia.
In California, residents view traffic congestion as a major problem and many feel that the state’s transportation system suffers from underinvestment and has not kept pace with growth in population and travel demand, according to a January 2000 legislative analyst office report produced in California. Additionally in a report released last October, TRIP, a national transportation research group, found that 5 of the 10 large urban areas in the United States with the poorest highway conditions were located in California. That said, the outlook is very encouraging because Governor Schwarzenegger, the state legislature and the voters of California all appear to be committed to addressing the state’s transportation and infrastructure problems. In November 2006, California voters approved 5 state-wide bond measures, totaling approximately $42.7 billion, that will help improve the state’s infrastructure, including transportation, education, buildings and housing. Implementation plans for each bond program are currently being submitted for approval through a collaborative effort of state, regional and local authorities. At this time, $4.5 billion of the $19.9 billion approved by voters under Proposition 1B has been approved by the implementing agencies, with an additional $2 billion pending approval. Additionally, approximately $2.8 billion designated to augment existing state highway and transportation programs will be submitted for approval in June. An additional $22.8 billion in funding that was passed in November to address the infrastructure needs in transportation, education, trade infrastructure and housing is in the process of implementation. The transportation bonds authorized by the November election should become available to the implementing agencies upon appropriation in California’s annual budget act. The governor’s proposed 2008 budget submitted in January includes $5.8 billion of capital outlay for transportation projects, of which $1.5 billion is part of the $19.9 billion approved as Proposition 1B in November. The 2008 proposed funding level is an increase of $1.2 billion from the record $4.6 billion allocated in fiscal year 2007, and is a substantial increase from the $900 million allocated in fiscal year 2005.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

The additional funding approved by voters in November is very promising for addressing California’s infrastructure deficiencies. However, the governor believes additional funding is necessary to go beyond meeting existing needs for transportation capacity, and begin meeting future transportation infrastructure needs. To that end, he has proposed that an additional $43 billion of infrastructure bonds be put to the voters for approval between 2008 and 2010 that include additional construction of educational buildings, flood control, dams, judicial buildings and public safety projects. Late last week, the California assembly acted on one of the strategic growth programs, passing legislation unanimously to fund $7.4 billion of prison and jail construction.
At the federal level, the highway program SAFETEA-LU is fully funded at $39.1 billion for fiscal 2007, the level guaranteed in the current six-year bill, and $3.5 billion above the last fiscal year’s level. The 2008 level authorized in the current six-year highway bill and approved in both the House and Senate fiscal 2008 budget resolutions increases to $40.2 billion for the year.
We are proceeding on a number of capital projects that will add capacity, increase efficiency and boost aggregate reserves at existing operations over the next few years and we are pursuing several new quarry sites and distribution facilities to serve our markets for the long-term. Several of these projects are focused on enhancing our ability to serve the expected increase in aggregates demand from highway and other infrastructure projects in California. We are also investing in projects to increase the supply of aggregates to attractive U.S. Gulf Coast markets. In both California and the Gulf Coast, the industry reserve base for aggregates is shrinking due to depletion, regulation and litigation. We have significant reserves available to serve these high growth markets and are further developing our production transportation and distribution capacity to grow our presence in these markets. As a result, our estimate for capital spending on property plant and equipment for 2007 is in the range of $475 million to $550 million, exclusive of acquisitions. The capital investment opportunities contemplated in this estimate provide attractive returns and will help us serve our customers and markets more effectively going forward. They will also help us reduce production costs as well as add additional reserves.
Moving now to our second quarter outlook, we expect to earn $1.55 to $1.70 per diluted share. Last year’s second quarter earnings from continuing operations were $1.47 per diluted share and included a gain of $0.15 per share resulting from the sale of contractual rights, as well as $0.06 per share gain resulting from an increase in the carrying value of the ECU earn-out. This year’s second quarter guidance does not include any comparable items. Additionally, our second quarter and full year earnings guidance for continuing operations in 2007 does not reflect the pending acquisition of Florida Rock.
In closing, I would like to reiterate some of the points that support our optimism about the future sales and earnings growth for Vulcan. Construction spending remains at high levels in our markets. Relative end market demand is returning to historical norms that match very well with our geographic footprint and our strategic focus. Pent-up demand for improved transportation infrastructure is finally moving towards funding for construction in key Vulcan states. Because of its broad use in construction, aggregates demand is well balanced between end markets. With public construction growing and strength in private construction beginning to transition from residential to nonresidential construction, we are very encouraged by potential sales and earnings growth, particularly in light of the fact that over 70% of our aggregate shipments serve public infrastructure and private nonresidential construction. As a result of the solid demand in our markets and the high cost and challenges of securing new reserves in many markets, we believe the momentum underlying a price improvement achieved in 2005 and 2006 will continue into 2007. We certainly thank you for your interest in Vulcan. Now if our operator will give you the required instructions, we’ll be happy to respond to your questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) Your first question comes from the line of David MacGregor with Longbow Research.
David MacGregor - Longbow Research — Analyst
Yes, good morning, everyone.
Don James - Vulcan Materials — Chairman & CEO
Good morning, David.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  David MacGregor - Longbow Research — Analyst
  You talked about price momentum heading into 2007. I just wanted to get your thoughts on the potential for a mid-year price increase across the southern U.S.
  Don James - Vulcan Materials — Chairman & CEO
  David, as we’ve said many times before, we do our pricing on a market-by-market, product by-product, customer by customer basis, but yes, we will expect to get some mid-year price increases. That’s not to say they will be in every market for every product for every customer, but we do expect continued price improvement.
  David MacGregor - Longbow Research — Analyst
  I mean, is it possible at this point, and I realize you’ve got sort of a collection of regional markets here and everyone’s distinctly different — but in total, is it possible to talk a little bit about expectations? I mean should we be thinking about mid-single digits, all things considered?
  Don James - Vulcan Materials — Chairman & CEO
  Well, the best way we find to look at pricing is look at average price from one period to the other and as we have indicated, we believe for full year ‘07, we will get price increases in aggregates in the range of 10 to 12% above those in 2006. You saw from our press release the price improvement we enjoyed in the first quarter. So I think pricing momentum is well in place.
  David MacGregor - Longbow Research — Analyst
  And I guess a mid-year price increase certainly serves to firm up the January 1st price initiatives.
  Don James - Vulcan Materials — Chairman & CEO
  We’ve had no trouble with aggregate pricing.
  David MacGregor - Longbow Research — Analyst
  The numbers certainly don’t look like it. The other question I had for you, Don, really dealt with the Florida Rock expectations. At the time of the acquisition that you had conveyed the thought that you could deliver on average annual EBITDA of $2 billion over the first three years. With the weakness that you’re seeing in Florida right now, do you still believe you can deliver on that vision?
  Don James - Vulcan Materials — Chairman & CEO
  David, our projection was an average of $2 billion of EBITDA in 2008, 2009, and 2010.
  David MacGregor - Longbow Research — Analyst
  Correct.
  Don James - Vulcan Materials — Chairman & CEO
  Hopefully it comes at no surprise to you that we did not buy Florida Rock for its 2007 projected earnings. Certainly not its first calendar quarter of 2007 earnings.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  David MacGregor - Longbow Research — Analyst
  Right, right.
  Don James - Vulcan Materials — Chairman & CEO
  So we are very happy with where we are with that transaction. We look forward to getting it closed sometime this summer. We believe there will be upside in the Florida market certainly beginning in 2008, and they are currently undergoing the correction that you and everybody else in the financial markets predicted when you took their price way down in 2006, along with Rinker. So I think all we’re seeing today is a manifestation of the predictions that the public markets were using for Florida Rock and Rinker last year.
  David MacGregor - Longbow Research — Analyst
  Right. So from a modeling standpoint, we can continue to use that average annual EBITDA of $2 billion over ‘08, ‘09, ‘10?
  Don James - Vulcan Materials — Chairman & CEO
  No, we have no reason to change that.
  David MacGregor - Longbow Research — Analyst
  Okay. Thanks very much, Don.
Operator
  Your next question comes from the line of Louis Sarkes with Chesapeake Partners.
  Louis Sarkes - Chesapeake Partners — Analyst
  Thank you. I have two questions. One is — and I thought it was very interesting hearing Florida Rock talk about it, but — what would, if you had to guess, would the shipments to residential markets be down in the Florida market? I think they thought or implied it could be as much as 70% for residential and just I would love to hear your perspective on that.
  Don James - Vulcan Materials — Chairman & CEO
  I don’t believe that number is anywhere — if you’re talking about Florida Rock, certainly 70% of their shipments do not go to residential.
  Louis Sarkes - Chesapeake Partners — Analyst
  No, no, no. The residential shipments in the state of Florida were down, in a very large amount, even as much as 70%.
  Don James - Vulcan Materials — Chairman & CEO
  I have not seen any data that would suggest that at all. We are — we believe that in our markets for ‘07, we see highways up about 4%, we see public works up 2%, we see housing down about 6% — this is in aggregate shipments — and non-res up about 3%, and that yields our flat to down 2%. In the markets that Florida Rock serves, our research would indicate that highways ought to be up about 2%, public works about 5%, non-res up about 2% and residential down about 15%. They are heavily in Northern Virginia and the DC suburbs and in Florida, which are two markets that have had excess housing inventories.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Louis Sarkes - Chesapeake Partners — Analyst
  Right, as well as great highway projects and infrastructure going on. Is it fair to say that you are as happy today with the Florida Rock transaction as you were at the end of February when you announced it?
  Don James - Vulcan Materials — Chairman & CEO
  We bought Florida Rock for the long-term aggregate reserve positions, the high growth markets, their market position and their customer relationships and none of that has changed at all.
  Louis Sarkes - Chesapeake Partners — Analyst
  Right. Thank you very much.
Operator
  Your next question comes from the line of Jack Kelly with Goldman Sachs.
  Jack Kelly - Goldman Sachs — Analyst
  Good morning.
  Don James - Vulcan Materials — Chairman & CEO
  Hey, Jack. How are you?
  Jack Kelly - Goldman Sachs — Analyst
  Good. Don, just on the asphalt earnings, you mentioned they were up significantly despite a 10% decline in tonnage. You gave us metrics, I think you said unit asphalt oil-based costs to that business were up 7%, prices up 26. The question, is — that’s typically a lag business where it takes a while for prices to go up, likewise to go down. Assuming volume in asphalt was flat to down this year, can you give us a sense of how you think the pricing dynamics would work? And so would it work out to be similar to stone, where we could have flat to down volume and because of better pricing, actually have earnings up for the full year?
  Don James - Vulcan Materials — Chairman & CEO
  Yes.
  Jack Kelly - Goldman Sachs — Analyst
  Okay.
  Don James - Vulcan Materials — Chairman & CEO
  And the reason for that is that much of our asphalt goes into public infrastructure. Higher amount goes into private non-res, particularly retail and to some extent industrial, where there are large parking lot. The asphalt going into housing is just for streets. So one of the things that we like about our product mix historically and moving back to a more normalized product mix is that asphalt and aggregates really benefit from the improvement in public infrastructure and private non-res.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Jack Kelly - Goldman Sachs — Analyst
  Okay. Now, secondly, maybe I have a question for Dan. Inventories, finished inventories are up about 15%. Was that a planned action just to get ahead of things in certain areas, where maybe like California? Or is that a result that shipments were a bit less than you thought? Just to comment on finished inventories.
  Dan Sansone - Vulcan Materials — SVP, CFO
  Yes, I think it’s a little bit of both. Certainly the amount of weather-effected shipping days we had today certainly left a little more inventory on the ground than you customarily would have. At the same token, this time of the year is the time when we really generally push production pretty hard to build inventories, get them back on the ground going into the second, third quarter of busy shipping seasons. If you look at inventory metrics, the number of days sales that we have in inventory have crept up a little bit, but not dramatically. The number of day sales in inventory is up a couple of days from what it had been a year ago. So while it’s a lot of dollars, it’s not an exorbitant increase when measured in the pace of shipments.
  Jack Kelly - Goldman Sachs — Analyst
  Okay.
  Don James - Vulcan Materials — Chairman & CEO
  Last year’s first quarter is distortive in many ways, including quarter end inventory levels, because we were shipping rock last year in the first quarter that we had planned to build inventory and ship later in the year. So last year’s weather pattern just distorts everything about the first quarter.
  Jack Kelly - Goldman Sachs — Analyst
  Got it. Don, on the pricing, the 10 to 12, could you share with us, if we looked at the top 5 states for Vulcan, not getting specific, but just do kind of an under and over — so for instance, California, I would guess is better than the 10 to 12 and maybe just go down the other four, if those would be better than 10 to 12 or less?
  Don James - Vulcan Materials — Chairman & CEO
  Jack, virtually every one of our markets will have either very high single-digit price increases or double-digit. There’s not a great deal of differentiation between our markets in the levels of price increases we’re enjoying today.
  Jack Kelly - Goldman Sachs — Analyst
  Okay. And just finally on Florida Rock, and I know this is near term, but you had indicated that Florida Rock would have a neutral impact on ‘07. Does that statement still stand, much like the $2 billion number still stands?
  Don James - Vulcan Materials — Chairman & CEO
  Jack, I don’t have an updated projections from Florida Rock. We are certainly limited in the Hart-Scott process by how much data we can share. We’re not concerned about ‘07. I don’t have the data to tell you that we have changed our view, but I just don’t have the data.
  Jack Kelly - Goldman Sachs — Analyst
  Got it, okay. Thanks a lot.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

Operator
  And your next question comes from the line of Clyde Lewis with Citigroup.
  Clyde Lewis - Citigroup — Analyst
  Good morning, Don. Couple of questions from me, if I may. Can you maybe share a little bit more about the monthly performance within the first quarter and how volume-wise that varied? Maybe talking a little bit more about the weather patterns and maybe seeing how it’s fared compared to 2004 and 2005, given obviously 2006 was something of an exception —
  Don James - Vulcan Materials — Chairman & CEO
  Well, I think if you look at our volume in first quarter 2007, they look more like volumes in ‘04 and ‘05. So from that standpoint, this is a much more normalized first quarter than ‘06. If you look at first quarter shipments, March was a better month than January and February, and it had a lot to do with weather. Last year, we had good weather January and February. This year, we had normal weather in January and February, and so our shipments for March compared to a year ago were more favorable relative to January and February a year ago.
  Clyde Lewis - Citigroup — Analyst
  The other question I had was on the SG&A. Now, I didn’t quite catch everything you said about sort of the one-off costs, but maybe you could sort of expand a little bit on what was running through that line in the first quarter and on what would be one-off and what would be there to stay.
  Don James - Vulcan Materials — Chairman & CEO
  Our SG&A was up because of several factors. One is we — part of our incentive plan for a significant number of employees are what we call performance share units and those were paid out in the first quarter and we had to pay the company share of taxes on that, payroll taxes. That was a significant amount of money. And as you can imagine, based on our ‘06 performance, those performance shares paid off very nicely for a large group of our employees. We had some — round numbers, about $1 million of additional incentive that we booked in the first quarter associated with the land sale in California. Those land gains flow through our incentive plans because it takes years of planning to develop and reclaim those properties in a fashion that makes them attractive for redevelopment, and so we believe it’s appropriate that that’s part of our normal business process. So that goes through our incentives. We booked some additional expense for our charitable foundation in the quarter. We believe that’s a key toward building good community relations across our footprint. We had some expenses associated with the Florida Rock transaction and professional fees. We’re also underway in various process improvements and IT improvements, and we had some professional fees and costs associated with that. So it was a mix of things, but much of that in terms of the employee cost for the employee taxes would not be replicated in subsequent quarters.
  Clyde Lewis - Citigroup — Analyst
  Okay, okay. The last question I had was on property sales. Have you got any more that are imminent and any more that feature in your full year guidance?
  Don James - Vulcan Materials — Chairman & CEO
  We have none in our full year guidance. Certainly we continue to look for opportunities to market those properties, but we’re not going to sell them this year for less than we think we can sell them next year. So we’ll continue to look at those and try to respond to market conditions. But for guidance purposes, there’s none in our second quarter guidance nor our full year guidance.
  Clyde Lewis - Citigroup — Analyst
  Thanks so much.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

Operator
  Your next question comes from the line of John Fox with Fenimore Asset Management.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Hi, good morning.
  Don James - Vulcan Materials — Chairman & CEO
  Hi, John.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  I did want to ask, can you break out the Florida Rock transaction costs from SG&A?
  Dan Sansone - Vulcan Materials — SVP, CFO
  John, there’s very little Florida Rock transaction cost included in the SG&A. It doesn’t mean we haven’t spent any money, but under the accounting rules, virtually everything we’ve spent, be it investment banking fees or legal fees or any other advisory fees, will be capitalized as part of the basis in the property, and so that’s all held in suspense. In contrast, the accounting rules will provide Florida Rock being the acquiree would have to expense those costs, which explains the disparity between their announced SG&A impact from the transaction and ours.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Okay, and, Dan, do you have an estimate for D&A for this year or DD&A?
  Dan Sansone - Vulcan Materials — SVP, CFO
  Yes, I’ll come back. Let me look it up.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  I have another number of questions, so you’ll have some time. For Don, I wonder if you could expand a little bit more on if you feel residential will stabilize in the second half of the year. Is that just easy comparisons, or are you seeing certain signals right now?
  Don James - Vulcan Materials — Chairman & CEO
  John, as you know, it’s very market-specific, but we are watching inventory levels. We’re watching permits. In many markets where there have been sharp drops in unit sales and some declining prices, we think that’s probably what’s necessary — price decreases.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Sure.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  In order to move the excess inventories. The housing decline has now been predicted probably for as long as three years. We are I think in many markets well into that decline. And hopefully many have hit the bottom or are close to it. It’s very hard to predict when that’s going to come back, but certainly we’re optimistic that many markets will stabilize by the end of this year and certainly most others in ‘08 as these excess inventories move. The only two factors that we see causing the difficulty in housing is, number one, which is the obvious one, is that is there was excess construction during late ‘05 and the first half of ‘06.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Right.
  Don James - Vulcan Materials — Chairman & CEO
  And then the other factor is the tightening of mortgage lending standards in the subprime area, which will reduce — take demand levels for housing back to a more normalized pattern. But then on the positive side, we see no demographic trends that would indicate a reduction in long-term housing demand in our markets. Population continues to grow in our markets at substantially greater rates than the U.S. Household formations are continuing to grow. Jobs are continuing to grow. All of those things we see as being very positive trends. None of those have we seen any deterioration in.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Right, sure. Yes, my last question is, Don, for the first time I heard you mention about some significant energy projects in the Gulf Coast. Are there any new specific projects, or is that just a general buildout of the energy infrastructure, or can you just comment on that? I haven’t heard you use that phrase before.
  Don James - Vulcan Materials — Chairman & CEO
  Well, there are some L&G projects in the Gulf Coast.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Sure.
  Don James - Vulcan Materials — Chairman & CEO
  There are some refineries, including one announced yesterday by Marathon. Any time you build a big energy project in the Gulf Coast, the first thing you have to do is to build a pad out of crushed rock to support the facilities which generally are large and sprawling and are built on typically low-lying land. So those are wonderful projects for us, particularly coming out wonderful projects for us, particularly coming out of Mexico, but also we can supply those, depending on where they are by rail or by barge or by some combination of the three. So there are — fortunately for all of us, the U.S. is finally beginning to add refining capacity, which we have not done for probably the last 25 years.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Right.
  Don James - Vulcan Materials — Chairman & CEO
  And that’s all going to be built on the Gulf Coast and right in our sweet spot.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Okay. Thank you.
  Dan Sansone - Vulcan Materials — SVP, CFO
  Hey, John, the DD&A for 2007 will be in between $260 million and $270 million. And just one point of clarification — we did have some Florida Rock-related transaction costs flow through SG&A. There are certain categories that are not required to be capitalized, but they were relatively small in the grand scheme of the SG&A increase, more in the neighborhood of 3 to $400,000.
  Don James - Vulcan Materials — Chairman & CEO
  I’m glad Dan corrected that. I just told Clyde in response to another question that we had some Florida Rock expenses in our SG&A.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Yes, it was in the press release.
  Dan Sansone - Vulcan Materials — SVP, CFO
  It was not anywhere near the order of magnitude of what you saw in the Florida Rock press release.
  John Fox - Fenimore Asset Mgmt, Inc. — Analyst
  Okay. Well, thank you for clearing that up.
Operator
  Your next question comes from the line of Michael Lucas with Appaloosa Management.
  Michael Lucas - Appaloosa Management — Analyst
  Yes, how’s it going? I would really like to clarify some things. I listened to the Florida Rock call and they had volumes down 34, 50%, et cetera. I went through the math with them and they came up saying that 50 more percent of their total volume goes towards residential. They said Virginia was 33% basically for aggregates and cement — residential, non-res and private. For you guys, I’m just trying to figure out the same. If I take the numbers you basically gave, if I look at the first quarter even, nonresidential’s down 20% basically and non-res is down somewhere, maybe up 7 to 10% depending, the public is 7 to 10, how do you get volumes down 15%? I still would like more, if you could, just walk through maybe more. It seems more of your product goes towards residential than the 25, 25, 50 that everybody likes to layout. Do you understand the question?
  Don James - Vulcan Materials — Chairman & CEO
  I’m not sure I understand your question. I will attempt to answer it. In the first quarter, volumes were down. Part of it is weather. Particularly on the highways, public works, and private non-res, I think you could conclude virtually all of that compared to last year’s first quarter is weather. Housing is market conditions as well as weather.
  Michael Lucas - Appaloosa Management — Analyst
  Let me ask it this way. What would be the non-res portion that you would think would be down for this first quarter. And the same thing for public. Were they up for this first quarter? I know weather-related, but were they up?

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  Down. All the market sectors in aggregate shipments for the first quarter were down.
  Michael Lucas - Appaloosa Management — Analyst
  And the order of magnitude? I’m not trying to push on this. I’m just trying to see. It seems that more is focused on residential than the split, right? Because to get the numbers to be down 15%, if I’m down 20% residential and it’s 25%, the non-res has to be down somewhere on the order of 10% and public’s got to be down 10 and I’m still not there. It’s only negative 12.5% on a weighted average basis. So that tells me that either residential is a higher percentage, or non-res and public were down more than 10%. And I haven’t seen that statistics anywhere. Do you understand what I’m trying to get at on a weighted average basis? If you say 25, 25, 50.
  Don James - Vulcan Materials — Chairman & CEO
  The 50, 25, 25 is a reasonable number for us. Okay. Start with that proposition. On an annual basis, not on a quarterly basis. You can’t put asphalt down when the temperatures are below 40 degrees. So you can’t take the first quarter and extrapolate to the full year.
  Michael Lucas - Appaloosa Management — Analyst
  No, I recognize that. I’m trying—
  Don James - Vulcan Materials — Chairman & CEO
  I think that’s where you’re probably getting some misinterpretation of the quarterly results.
  Michael Lucas - Appaloosa Management — Analyst
  I don’t know, because I mean I’m looking at the weather. The Northeast was pretty good weather for the most part. Florida—
  Don James - Vulcan Materials — Chairman & CEO
We don’t sell anything in the Northeast.
  Michael Lucas - Appaloosa Management — Analyst
  I know. I’m saying California had very, very bad weather? What’s your—
  Don James - Vulcan Materials — Chairman & CEO
  No, you need to focus on the fact that last year’s first quarter is not a representative first quarter. If you go back and compare to the 2005 first quarter, our volumes were down about 2%. Last year’s first quarter they were up 13%. This year they were down 14. When you compare it to a normal first quarter, we were very close to being flat to down slightly. So I hope that helps you understand that last year’s first quarter is not a valid comparison for us, particularly in highways and also in private non-res.
  Michael Lucas - Appaloosa Management — Analyst
  Okay. And then just one other thing —

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  And our view is the highway market is up. The private non-res market is up. Multifamily housing is up. Single-family housing is way down.
  Michael Lucas - Appaloosa Management — Analyst
  Okay, and that gets to you your positive, negative 2 to positive 3 aggregate shipments for the year, you’re saying.
  Don James - Vulcan Materials — Chairman & CEO
  Well, it’s flat to negative 2. There’s no positive 3 in our projection.
  Michael Lucas - Appaloosa Management — Analyst
  Okay. Just out of curiosity, I’m looking at this as a commodity. I recognize there’s region-specific issues and some stuff, but a lot of these areas there’s a lot of years of reserves. Will customers keep paying 10% price increases on a commodity that has a declining demand picture in shipments? I’m curious how you keep getting price increases, though.
  Don James - Vulcan Materials — Chairman & CEO
  If you look at high growth markets, high growth urban markets, the available reserves continued to shrink as demand over any significant period of time will continue to grow —
  Michael Lucas - Appaloosa Management — Analyst
  The way I look at —
  Don James - Vulcan Materials — Chairman & CEO
  You can read reports from the state of California. You can read reports from the state of Florida. If you look at Virginia or Georgia or North Carolina or Texas or Arizona, you will find the same thing over and over and over again. The available permitted reserves are shrinking and demand over any extended period of time will continue to grow and that is the basis of pricing opportunities. Aggregates are clearly a commodity if you think about them physically. They are not sold into commodity markets.
  Michael Lucas - Appaloosa Management — Analyst
  Okay. Thank you.
Operator
  Your next question comes from the line of Barry Vogel with Barry Vogel and associates.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Good morning, gentlemen.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  Good morning, Barry.
  Barry Vogel - Barry Vogel & Associates — Analyst
  I first have a couple of questions for Dan. On the weather situation, which usually — we know we have weather all the time to contend with, but obviously this was an unusual situation. Dan, to make it simple, can you give us the weather impact in shipping days in the first quarter of ‘06 versus the first quarter of ‘07.
  Dan Sansone - Vulcan Materials — SVP, CFO
  Not really.
  Barry Vogel - Barry Vogel & Associates — Analyst
  That would tell us — that would give us —
  Dan Sansone - Vulcan Materials — SVP, CFO
  We can estimate them. I’ll look something up, Barry, and give you what we have later. But I think the — it’s hard to do this on a precise basis, but the real point is last year’s first quarter was extraordinary in terms of the favorable wet weather conditions, by any measure, and we’ll come up with some statistics here in a minute, the best we have. It was almost an unprecedentedly good first quarter in terms of weather in 2006. In 2007, it was more normal weather patterns. Generally with certain areas that were more wet and more adverse than normal, but — I’ll give you some examples. Charlotte — and again, it’s hard to characterize — respond to your question across the whole company, because it’s all local market specific. But in the city of Charlotte, we estimated there were three wet weather days in the first quarter of last year and there were 11 in the first quarter of this year. Chicago, the number of wet weather days was up 60%. Washington, DC area, the number of wet weather days was double what it was in the first quarter of last year. San Antonio, in the first quarter of ‘06, we measured by the way we track it, two wet weather days. We measured 13 in the first quarter of this year.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Okay. That’s fine. That’s good color.
  Don James - Vulcan Materials — Chairman & CEO
  And, Barry, there’s another factor running through here as well, and that is temperature days. And you cannot — nobody is running their asphalt plant. If it’s 45, they are going to run the asphalt plant. If it’s 35, they are not, Fahrenheit degrees. So it’s wet weather and it’s temperature. And beginning at the end of last year’s fourth quarter, we started telling you that — don’t expect another first quarter like this. And sure enough, we didn’t have another one like first quarter of ‘06. We’re not saying the weather was bad this year’s first quarter. We’re just saying compared to last year, that’s not a good comparison. If you really want to look at market conditions and isolate it from weather, go back and look at ‘04, ‘05 first quarter versus ‘07. And that’s a much better comparison of market conditions, isolating the weather from those first quarter periods.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Okay. Now, I have a question for you, Don. Obviously you’ve had a few acquisitions in the first quarter and of course the largest one in the history of the company with Florida Rock. Considering your debt to capital projections after you buy Florida Rock, if acquisitions are out there, and I know of course they are always out there — do you feel constrained at this time to make additional acquisitions where the fact that maybe you would want to digest the Florida Rock? Or do you feel so positive about your pricing leverage for the future and the dwindling reserves situation, which you have mentioned several times, that you would seriously consider additional acquisitions if they became available at the right price in 2007?

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  Yes, we would, and there are a number of aspects to that. One constraint for many large acquisitions is a management team, and we are fortunate that Florida Rock has an able management team. And combined with ours, we don’t have any plans to restaff the Florida Rock management team. So that’s very helpful to our ability to continue to look at additional acquisitions. The other constraint is a financial constraint. And that is given the projected amount of cash utilization to buy Florida Rock obviously will take our leverage up to a few, probably I guess we went to about 45% debt to total cap in the Calmat acquisition. This one will take us to 51%. But our cash flows and ability to service these debt are far greater today than they were when we bought Calmat. Certainly an acquisition that’s part or all stock may in fact help our debt to total cap, but we don’t — while we are not likely to do another large transaction until we get Florida Rock under our belt, we certainly are continuing to look at bolt-on acquisitions.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Okay, and few more questions for Dan, is the capital expenditure number that you threw out — first of all, is it just Vulcan alone? And secondly, is it higher than you talked about on your last conference call?
  Dan Sansone - Vulcan Materials — SVP, CFO
  Point one, Barry, it’s Vulcan alone. Point two, it’s the exact same guidance that we had at the end of the fourth quarter or back in January. And if you look at our spend rate in the first quarter, we’re pretty much tracking towards the middle of that guidance range we just provided.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Okay, and as far as land sales, this big sale, part of the Calmat land?
  Dan Sansone - Vulcan Materials — SVP, CFO
  Yes.
  Barry Vogel - Barry Vogel & Associates — Analyst
  And, Dan, how much Calmat dollars of land do you have on the books left?
  Dan Sansone - Vulcan Materials — SVP, CFO
  I don’t have that number off the top of my head, Barry. If you’re talking about book value, it’s one number — if you’re talking about market value, it’s a very different number. We have identified about $100 million of properties that we expect to sell over a relatively few years.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Is that book value?
  Dan Sansone - Vulcan Materials — SVP, CFO
  No, that’s market value.
  Barry Vogel - Barry Vogel & Associates — Analyst
  What about the book value?

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Dan Sansone - Vulcan Materials — SVP, CFO
  Don’t know the answer to that, but it’s a whole lot lower.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Now, I was surprised that you booked a gain because, and correct me if I’m wrong, ever since you’ve been selling Calmat properties, I don’t remember any gains.
  Don James - Vulcan Materials — Chairman & CEO
  Yes, we’ve had gains.
  Barry Vogel - Barry Vogel & Associates — Analyst
  You have?
  Don James - Vulcan Materials — Chairman & CEO
  To say there would be no gains would say that the value of California real estate has not appreciated since January 1, 1999. And there has been huge escalation in the value of California real estate. So we have been booking — as time passes the proportion of the proceeds from sale will carry a higher gain. That’s just — that’s the nature of real estate.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Okay. Thank you very much, and, again, you guys have made this great acquisition. I’m looking forward to several years of great growth in profitability.
  Don James - Vulcan Materials — Chairman & CEO
  Thanks, Barry. It’s more than mildly remarkable to us that the market is reacting to what we thought was a very good quarter for Vulcan, with very good prospects — apparently the market is reacting to Florida Rock’s first quarter, which we find to be amazing, I guess, in the grand scheme of things.
  Barry Vogel - Barry Vogel & Associates — Analyst
  Well, offline I’ll tell you why they reacted today.
  Don James - Vulcan Materials — Chairman & CEO
  Okay. Thank you.
Operator
  Your next question comes from the line of Tom Brinkmann with Davenport.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Tom Brinkmann - Davenport & Company — Analyst
  Good morning, everybody.
  Don James - Vulcan Materials — Chairman & CEO
  Good morning.
  Tom Brinkmann - Davenport & Company — Analyst
  I was wondering — you went through very quickly these shipment volume estimates for the year by end market, and how you came up to the flat to down 2% estimate, and you went through those very quickly. I was wondering if you would just indulge me and go through them again very quickly.
  Don James - Vulcan Materials — Chairman & CEO
  Sure. For Vulcan-served markets, we see highways up — and this is ‘07 compared to ‘06 full year — highways up about 4%, public works up about 2, non-res up about 3, housing down 6. And that yields essentially flat to down slightly.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay, and that was for the full year?
  Don James - Vulcan Materials — Chairman & CEO
  Full year.
  Tom Brinkmann - Davenport & Company — Analyst
  And did you also mention what they were for the quarter, I think? Actually the first quarter actual results?
  Don James - Vulcan Materials — Chairman & CEO
  And I mean I can — I have that data, but it’s meaningless because of the impact of weather in the first quarter.
  Tom Brinkmann - Davenport & Company — Analyst
  I understand.
  Don James - Vulcan Materials — Chairman & CEO
  Here, we do not worry about first quarter for a lot of reasons. You know, Q2, Q3 are the telling quarters for us in terms of relative end market demand.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay. The 6% drop in housing shipments for 2007 — is that consistent with the current run rate, or are you assuming some kind of modest recovery in the second half of 2007?

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  Some modest recovery in the second half compared to first half.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay, and obviously you expect highways to be strong. Can you explain what happened in February of this year? It was the first time in at least a year and a half, I mean since the Federal Highway Bill was passed, that I observed the highway contract lettings were down about 13% year-over-year according to the American Road & Transportation Builders association.
  Don James - Vulcan Materials — Chairman & CEO
  My advice is do not look at highway contract awards on a monthly basis. There’s really no consistency in the months during which the state’s bid work. I think you have to look at that over a longer period of time. We track that on a 12-month basis as opposed to individual months in order to get a feel for what’s happening with highway awards.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay, and then just as far as the transaction with Florida Rock’s concerned, I was wondering if — are there going to be differences between DDA for the combined company versus what they would be individually with Florida Rock and Vulcan? And similarly, with a tax rate, do you think it would be paying more dollars of taxes as a combined company than you would have separately? I’m not a CFO, so I’m not an expert on these things.
  Don James - Vulcan Materials — Chairman & CEO
  Well, a key to understanding the pro forma DD&A is to look at the Florida Rock S-4, where there is a pro forma financials of the combined company for ‘06.
  Dan Sansone - Vulcan Materials — SVP, CFO
  The S-4 includes our best estimate today based on limited information of what the purchase accounting entries would be, and the related depreciation and amortization calculation of the combined company. The ball park numbers from that document are that in 2006, if the companies were combined on a pro forma basis during 2006, depreciation, depletion, amortization would have been approximately $60 million higher. That’s based on preliminary estimates of the purchase accounting entries and obviously post closing we’ll go through that calculation with a much higher degree of precision than we’ve been able to in the time that we’ve had to publish the S-4 and also in the limited access that we have to information and data sharing because of legal restrictions. But roughly a $60 million increase in DD&A is our best guess at this point in time.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay, thank you.
  Dan Sansone - Vulcan Materials — SVP, CFO
  In terms of the tax rate —
  Tom Brinkmann - Davenport & Company — Analyst
  I take it that S-4’s available on Florida Rock’s website or—

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Dan Sansone - Vulcan Materials — SVP, CFO
  Yes, it should be out on the deal website as well. In terms of tax rate, conceptually, you will probably see an effective tax rate for the combined company that’s a little bit higher than what Vulcan’s historic tax rate has been and conceptually a little bit lower than what Florida Rock’s historical tax rate has been. And that has to do with the fact that Florida Rock’s business mix includes a much higher proportion of revenues and earnings associated with concrete operations that are not entitled to statutory depletion, which has the effect of lowering your tax rate. However, in their depletion calculation, they do get the benefit of depletion in their cement operations for the cement feed stock that they produce. That actually is at a depletion rate a little bit higher than what we get for aggregate. But net net, it’ll be a little bit of an uptick in the effective tax rate on balance versus what Vulcan has historically tracked at.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay. That’s very helpful. Thank you. And also, the synergies, I know you talked about at the time the acquisition was announced, about $18 million in the second half of 2007, $43 million in 2008, then about $50 million annually thereafter. Do you still see that same level of synergies, and they are going come from cost of goods sold, do you think, or SG&A expenses?
  Don James - Vulcan Materials — Chairman & CEO
  Well, first of all, we have no reason to change our estimate of synergies. That $50 million was developed mainly on SG&A-based synergies. There were some procurement synergies — less than $10 million of the $50 million was tied to procurement savings. I think most of the remainder was in SG&A, with the exception of a revision to some of the profit sharing plans, which will flow through not only SG&A, but also through cost of goods. I don’t have a good breakdown at my fingertips of how much would flow through SG&A and how much would flow through other line items.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay, and then I guess the bigger picture question here is — I’m assuming since you guys signed a definitive transaction with Florida Rock that it was always your most attractive competitor in terms of construction materials companies. What was it about Florida Rock that made it more attractive than others? In particular, Rinker — in several different earnings conference calls in recent quarters, Florida Rock has complimented Rinker on the initiatives they have taken to cut costs and just be proactive in terms of boosting margins. So I mean I think both companies are very well run, but what attracted you to Florida Rock?
  Don James - Vulcan Materials — Chairman & CEO
  Principal attraction to Florida Rock to us is their reserve base in the state of Florida. They also have a very good reserve base in Maryland, as well. Both of those are markets where we don’t have significant reserves in the local markets. That was our principal attraction. Culturally, and in terms of a part of culture’s management philosophy, there’s a great deal of compatibility in the way the Florida Rock management views our businesses. We like the Florida Rock management team. They have performed very well and we — certainly part of the attraction to us was to get that management team to work, to integrate with ours. The growth in their markets, if you back up and look at the key demographic factors, population growth, job growth and household formations, there is no better market in the U.S. than Florida. There’s an excess supply of single family housing in Florida today, and that’s had an impact. But we are much more focused on the next five years than the last quarter, and we see a continuation from every bit of demographic data we have received, both internally and externally. It points up that Florida is going to continue to grow very significantly — greater than the national average. And yet Florida reserves locally produce Florida reserves and production are shrinking. And as a result of that, we see very significant opportunities for continued earnings growth and margin improvement in the state of Florida. That’s hugely important to us. That’s part of our strategy.
  If you look at what we have done over the last decade, you will see we have expanded to California, Arizona, New Mexico. We continue to look for higher growth markets, which typically means coastal markets. And as a result of that, the place that stuck out like a sore thumb basically in our strategy was not having a major presence in Florida. And the two places that could occur would be Rinker and Florida Rock. Rinker, as you know, is a much bigger company. They also had operations in Australia, which was not part of our long-term strategic plan. I think — my understanding is and I heard this, I listened to the Florida Rock conference call and heard John Baker say — that Rinker had been more aggressive in cutting costs in the quarter than Florida Rock. And John’s view, which makes sense to me, is that Rinker was struggling to survive as an

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

independent company and Florida Rock was thinking much more about the long-term in preserving its operations and employee base. And I can certainly understand why there may have been a difference in the intensity with which costs were cut in the quarter. And I expect that has a fair amount to do with the differential between the operating results of Rinker and Florida Rock in the quarter. The other I think has to do with the geographic distribution in Florida. If you have been to Miami lately, you see 30-odd high-rise condos that are being completed. And those still, if you look at the residential statistics in Florida, Miami is still doing well, whereas much of the rest of Florida has turned down and our view is that it is the completion of high-rise condos that’s holding up demand for concrete aggregates and cement in the Miami area, whereas the single family housing in the Fort Myers, Naples, Orlando, Tampa, Jacksonville markets have already seen their big downturns.
  Tom Brinkmann - Davenport & Company — Analyst
  I see. Okay. My last question, as I try to project the number of shares of the holding company, still thinking about maybe 13 million VMC shares to be issued in terms of financing the transaction?
  Don James - Vulcan Materials — Chairman & CEO
  That’s correct.
  Tom Brinkmann - Davenport & Company — Analyst
  And about 30% of the existing Florida Rock shares outstanding would be converted into holding company shares? And also, would the VMC shares convert on a one to one basis into holding company shares?
  Don James - Vulcan Materials — Chairman & CEO
  Correct.
  Tom Brinkmann - Davenport & Company — Analyst
  Okay. That’s great. Thank you, guys.
  Don James - Vulcan Materials — Chairman & CEO
  Thank you.
Operator
  Your next question comes from the line of Jack Kasprzak with BB&T Capital Markets.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Thanks. Good morning, everyone.
  Don James - Vulcan Materials — Chairman & CEO
  Good morning, Jack.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Jack Kasprzak - BB&T Capital Markets — Analyst
  Don, I wanted to ask, with regard to your pricing guidance of 10 to 12% this year and you made a comment earlier about what could happen I guess in terms of a second round of price increases — is there a second round of price increases implied in that 10 to 12% guidance, or does that just assume we get what we’ve already have in place?
  Don James - Vulcan Materials — Chairman & CEO
  There are some additional price increases in the guidance.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Okay. Very good.
  Don James - Vulcan Materials — Chairman & CEO
  I know everybody wants me to say we’re going raise aggregate prices X percent on June 1st. That’s not the way we do it. So I can’t give you that kind of data.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Well, isn’t it true last year, too, that it was a similar situation? You got a second round of price increases, but it went into effect at different times in different markets?
  Don James - Vulcan Materials — Chairman & CEO
  That’s absolutely true, and that will happen again this year.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  So it wasn’t until after the fact that you could give maybe a reasonable number about what went into effect on average for the company?
  Don James - Vulcan Materials — Chairman & CEO
  Well, we hope our 10 to 12% is a reasonable number. Our guidance for the full year — that’s our best judgment.
  Dan Sansone - Vulcan Materials — SVP, CFO
  That’s based on a bottoms-up forecast that each of our operating business units prepares each quarter.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Right. I was just—
  Dan Sansone - Vulcan Materials — SVP, CFO
  That bottoms-up is bottoms-up across dozens of dozens of individual markets and plants and quarries. So it’s real hard to parse it at a consolidated level and say, well, that reflects X percent increase on a certain date. It’s a whole myriad of actual increases and the results of — it’s the best judgment on how we’re going to be able to bid stone on individual projects that haven’t yet been bid, so there’s an awful lot that goes into that number and the 10 to 12% is based on the best judgment of the operating business units as it rolls up.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Jack Kasprzak - BB&T Capital Markets — Analyst
  Okay. That’s good color. Thanks. And you’ve addressed the Florida Rock issue in terms of the market’s reaction today and your rationale for buying the company, which is unchanged. And I guess longer-term projections that at this point you don’t have any reason to change. So at the risk of beating a dead horse, I guess I just wanted to touch on one issue, which is in the filing related to the deal and the projections for Florida Rock, it says that they were prepared in January of this year. And it does appear that the March quarter was worse than expected at least versus consensus estimates and perhaps the quarter got worse over the course of the quarter. Having said that, are we just comfortable in being consistent with your view that of the longer-term issue here that maybe it’s worse in the short-term, but it does very little, if any impact on the rationale in the longer-term opportunity. And you’re willing to — well, you haven’t even bought the company yet, so you’re not even really riding it out. It hasn’t really — the severity now is not really impacting that view.
  Don James - Vulcan Materials — Chairman & CEO
  Two, two responses to that, Jack. The S-4 contains Florida Rock’s projections. It does not contain Vulcan’s projections.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Okay.
  Don James - Vulcan Materials — Chairman & CEO
  We have our own set of projections built on our own numbers, and they are different than the Florida Rock projections. Secondly, we think that the downturn in single-family housing generally and in Florida particular has been well predicted for a long time. If there is any — John Baker said he was surprised in his conference call today by, I guess, the lack of demand in March and he had not cut costs nearly as much as Rinker had. But what matters to us, to reiterate your point, is ‘08, ‘09, ‘10, ‘11, ‘12, long-term market position and aggregate reserves to be able to supply what we see as a very robust market over the long-term.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  So perhaps the reaction in the market today implies that many people were assuming you were using the numbers to base your assumptions—
  Don James - Vulcan Materials — Chairman & CEO
  I don’t know. I don’t know that, but we develop — as we do in every transaction, we develop our own set of projections and numbers and we price deals off of our numbers, not the seller’s numbers.
  Jack Kasprzak - BB&T Capital Markets — Analyst
  Fair enough. That’s great color. Thank you very much.
Operator
  Your next question comes from the line of Michael Lewis with JL Advisors.
  Clyde Lewis - Citigroup — Analyst
  Hi. Could you give a little color on the Lake Belt litigation and status of it and what you think the timing will be and how that maybe progresses over time?

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  There’s been, to our knowledge, no change in the Lake Belt litigation. I believe at this point the parties are awaiting the remedy order of the federal judge in Miami. That’s expected, I suppose, any day now. We’re not a part of that litigation. We have no influence on that litigation. What we have done is both Vulcan individually and pro forma Vulcan-Florida Rock to develop mitigation plans about serving the market under a broad range of possible outcomes of that litigation, both in terms of the initial order from the judge plus what may happen on appeal. So we are awaiting the results to see which way we go.
  Clyde Lewis - Citigroup — Analyst
  What are the various possibilities? I mean I guess they can say business as usual, go ahead. They could do something more drastic. Is there a middle case as well?
  Don James - Vulcan Materials — Chairman & CEO
  Absolutely. There are a whole range of middle cases, which would focus on perhaps reducing the available reserves in the Lake Belt district going forward, perhaps reducing the annual production of the Lake Belt quarries. So there are — as you probably know, the permits have been sent back to the core of engineers. The core of engineers, my understanding is, is going through a new process to look at those permits and they could come back with various and sundry changes, which easily could reduce total reserves in the Lake Belt district or could perhaps affect the level of annual production, but we just don’t have any idea.
  Clyde Lewis - Citigroup — Analyst
  When you were putting together the numbers, the $2 billion average annual number, what assumption were you making — that it was going to be business as usual, or some change in business?
  Don James - Vulcan Materials — Chairman & CEO
  We arrived at our projections looking at what we perceived to be as all of the possible outcomes and what our mitigation plans would be under each of those outcomes. Whatever the outcome is, we will be a major supplier of rock to the state of Florida going forward. Where it comes from, and what it sells for will change, depending upon various outcomes. But in terms of our commitment and our ability to get rock into the state of Florida, we are well positioned.
  Clyde Lewis - Citigroup — Analyst
  Last question, have you already made plans to get rock into the state of Florida from outside of Florida, and how long would that take to you get up and running to be able to do that?
  Don James - Vulcan Materials — Chairman & CEO
  The answer to that’s clearly yes. How long will it take us? We are, as you know, we have completed the construction of a third ship. We have been adding capacity to our plant in Mexico. We have opportunities to increase rail deliveries into Florida from quarries in Georgia and Alabama. We have added distribution yards on the East Coast of Florida. We are continuing to look at ways. If there’s a complete shutdown of mining in the Lake Belt district in the near term, we certainly can’t replace all that.
  Clyde Lewis - Citigroup — Analyst
  What percentage would you be able to replace?

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Don James - Vulcan Materials — Chairman & CEO
  I can’t tell you that because that will vary over time.
  Clyde Lewis - Citigroup — Analyst
  Right. Okay. Thank you.
Operator
  Your next question comes from the line of Mike Peasley with Priority Capital.
  Mike Peasley - Priority Capital — Analyst
  All right. Mute button off. Thanks for taking the call. Not much left to ask, but I did want to get some comments on concrete pricing. You’ve been very confident in your thoughts on aggregates and the momentum there. Can you say the same on the concrete side? Are you looking for generally 10 to 12% or something in the double-digit figures for concrete in ‘07 on average?
  Don James - Vulcan Materials — Chairman & CEO
  When I’m talking about concrete, I’m talking about Vulcan concrete, which is Texas, New Mexico, Arizona and California. I’m not talking about concrete in Florida Rock’s markets where we don’t participate.
  Mike Peasley - Priority Capital — Analyst
  Right.
  Don James - Vulcan Materials — Chairman & CEO
  We got very nice price increases in the first quarter. The ability to deal with concrete depends on a number of factors, including input costs like cement diesel fuel, as well as market demand. As I said in my prepared remarks, concrete pricing in our markets has been resilient. We don’t think we will get concrete price increases necessarily that match aggregate price increases. But we are certainly less certain about that than with respect to aggregate pricing.
  Mike Peasley - Priority Capital — Analyst
  Okay, thank you.
  Don James - Vulcan Materials — Chairman & CEO
  Your next question comes from the line of Alan Mitrani with Sylvan Lake Asset Management.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Hi, thank you. On the Florida Rock comp 0- well, in your presentation slides when you first did the deal, announced the deal with Florida Rock — you talked about $80 million of land sales from Florida Rock, most of which you thought would be done this year and that was net of transaction fees. On the Florida Rock call, they weren’t aware of some of these land sales. Can you just talk about the status of those? I realize the deal is not closed, but whether you think in your projections those are still on track? Just give us an update, if you can.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Dan Sansone - Vulcan Materials — SVP, CFO
  Not all of that $80 million was land sales. That was only a small portion of that total. There’s a variety of items included in that $80 million. For example, there’s company-owned life insurance policies that Florida Rock owns that have cash surrender value associated with them that we intend to liquidate those policies. There’s tax benefits that will be associated with the exercise of stock options by Florida Rock employees at closing. There are some pieces of property that are expected to be sold. There’s some net cash flow benefit to capital spending of the company being combined, where we won’t spend redundant capital — capital that Vulcan was already planning on spending and Florida Rock was planning on spending that will not have to be spent. When you net all that together is how we got to the $80 million. The reason John Baker couldn’t respond to that question is it was framed earlier as $80 million of land sales and land is only a small portion of that piece. So I think that’s where the confusion came from.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Okay. That’s very helpful. So basically then because it’s a small portion and obviously land prices have not gone up in the last few months in Florida, it’s not like you’re going to be selling depressed, selling at what could be fire sale prices in order —
  Dan Sansone - Vulcan Materials — SVP, CFO
  No, sir.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  — you already have plans to make that $80 million for this year?
  Dan Sansone - Vulcan Materials — SVP, CFO
  Correct. I mean we have no reason at this point in time to believe that that 80 million is not a good a number as it was back in February when we made the announcement. I had the same comment that I made about the $50 million in synergies. We have no basis today to offer a different number.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Okay, and then subsequent to your deal, the Walt Disney Company announced major expansion to Disney World down in Florida. Seems like they are going to build a Four Seasons Hotel, expand the western entrance and so on and so forth with golf courses. Was this something that you even had a sense of before you purchased or have you done any analysis to see what this could mean for business in the next couple years for Florida Rock? Because last time Walt Disney World expanded meaningfully, it was pretty significant for Florida Rock.
  Don James - Vulcan Materials — Chairman & CEO
  Well, we looked at that only in the context of overall private non-res construction trends in the state of Florida. That’s one example of many. So we did not specifically address a Disney expansion in building our model for Florida Rock.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Okay, and then can you just remind us what your authorization is for buyback and what you did in the first quarter and whether you plan on purchasing any more shares through—
  Don James - Vulcan Materials — Chairman & CEO
  We made no open market purchases in the first quarter of 2007, and I believe we have 3.4 million shares still outstanding in current authorizations.

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May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Right. It doesn’t seem like you’re going to be that — I realize you’ll be leveraged more than you were, but you weren’t really leveraged at all. But if you take your pro forma numbers and you look out to ‘08, would you expect in order to get to that multi-year $2 billion average, you’re less than 2 times levered, and it seems like there will be CapEx cuts relative to what you spent the last couple years over the next couple years. Could you give us a sense of what a proper capital structure is, not this year, but maybe a year from now? On a debt to EBITDA basis, because I don’t care much about debt to cap in terms of looking at your leverage ratios.
  Dan Sansone - Vulcan Materials — SVP, CFO
  Well, the company’s current debt to EBITDA is about 0.5 or 0.55. It’s less than 1. We estimate that at closing, that will rise to approximately 2.7, and I’m thumbing through some pages as we speak here just to make sure my memory is correct. The drawdown in that debt over time we think will occur fairly rapidly and I know you asked for it expressed in debt to EBITDA, — but I’m going to, because have I the number in my head — our target is to maintain a debt to total cap in the 35 to 40% territory prospectively. We believe the cash flows to be generated from the combined company will be sufficient to draw that level down well below that target in the next 3 to 4 years, 2 to 3 years. Obviously that then creates a question of what do we do with that excess cash if we’re going maintain that target. And as Don has often stated, the first priority is to reinvest that money in the business and in projects that earn adequate returns. And in the absence of the ability to do that, we have demonstrated that we will be aggressive in buying back our shares. So I think we have more than adequate cash flow projected to allow the debt level to draw down well below that target level. We will hopefully have other investment opportunities to consume that excess cash, and absent that, we’ll do something else with it.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Okay. I think that’s very helpful. One last thing — regarding the interest rates, on the debt, you said you’re going to issue about 3.2, maybe a little more debt. Are you going to keep it in a term loan and then term it out in 5, 10 or 30-year money given another attractiveness of the interest rate?
  Dan Sansone - Vulcan Materials — SVP, CFO
  Yes, the current thinking right now is that we will term out a considerable portion of the cash required to close the transaction at or immediately following closing.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Great. Thank you.
  Dan Sansone - Vulcan Materials — SVP, CFO
  Probably — and this is still fluid, and so it could move plus or minus 10 or 15% from what I’m about to say — but we’re probably looking at about $2 billion of proceeds to be raised in the bond market immediately following closing. The exact term of those tranches — we’re still studying and will probably not be determined precisely until we get right to market. And that $2 billion of money to be raised in the bond market could move a little bit as well. The remainder of the cash required to close the transaction will be supported by commercial paper or other short-term floating rate debt.
  Alan Mitrani - Sylvan Lake Asset Management — Analyst
  Thank you.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

Operator
  And your last question is a follow-up from Michael Lucas.
  Michael Lucas - Appaloosa Management — Analyst
  Yes, hi, again. I was wondering if you could help me clarify one of the things. We talked about the scarcity value in a lot of these markets. I’m not asking about aggregates. Maybe you could help me out on a higher level. I’m looking at your 10-K and your mid (inaudible). You have 44 estimated years of life. Now when you lay out some of your best segments here, most of them — a bunch of them over 100, most of them over 65. In terms of reserve life, you look at gas, coal, et cetera, these are enormous reserve lives. I’m wondering why, when you say scarcity value. Like for instance, North Carolina, which has 55 years relative to your percent carry of reserves. What’s the scarcity value?
  Don James - Vulcan Materials — Chairman & CEO
  Because that’s it. There’s very little opportunity to — in urban areas to secure additional reserves and that has a big impact. There’s nothing worth less than a quarry that has run out of reserves. And the two fastest growing markets in the country are Florida and California, and you’ll notice from our 10-K that our reserve life in California is listed at 18 years and we probably have the best reserve position in California of anybody and I don’t have a comparable number for Florida. But I know the Florida reserve situation is very, very limited, in large measure due to the lack of quality limestone deposits in the state. There just isn’t any there.
  Michael Lucas - Appaloosa Management — Analyst
  And then one other thing — once these, you start to get more built up, at some point will you start to use the rubble from these facilities that are taken down as recycled aggregates? Or is this a phenomenon that goes on forever, keeps growing and never have enough?
  Don James - Vulcan Materials — Chairman & CEO
  Well, the recycled material is a fact of life and has been there for at least the last 10 or 15 years, both recycled asphalt and recycled concrete. There’s a finite supply of that material. There’s a real limitation into the end uses in which it can be put and it’s essentially not a factor in our market in any way that’s likely to change in the future.
  Michael Lucas - Appaloosa Management — Analyst
  Okay. Thank you very much.
  Don James - Vulcan Materials — Chairman & CEO
  Okay. Well, thank you very much for joining us today. We appreciate your interest and your questions, and we’re looking forward to talking with you again after the end of the second quarter. Thank you.

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Final Transcript

May. 01. 2007 / 10:00AM CT, VMC — Q1 2007 Vulcan Materials Earnings Conference Call

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